Barry J. Miller

7146 Pebble Park Drive

West Bloomfield, Michigan 48322

Tel.: +1 (248) 232-8039

Fax: +1 (248) 246-9524

E-Mail: bjmiller@bjmpllc.com

November 30, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-267039) – Amendment No. 7

On behalf of my client, Cannabis Bioscience International Holdings, Inc. (the “Company”), I am responding to the comments from your Staff (the “Staff”) relating to Amendment No. 6 to the referenced Registration Statement (the “Registration Statement”) contained in the Staff’s letter dated November 29, 2023. In response to these comments, the Company has today filed Amendment No. 7 to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken.

Comment 1:

Description of Business

Clinical Trial in Which We Will be the Sponsor, page 58

1.	We note your response to comment 2 and we reissue. In your response letter you state that the registration statement has been amended to state that you will not be selling any CBD products in the 18 states that restrict their sale and use. However, we do not see any such amendments in the registration statement; please make such amendment or advise us where the amendment was made.

Response:

The Company has made the amendment. The failure to respond to the Staff’s comment was inadvertent; the amended language appear in several drafts of Amendment No. 6 and for reasons that the Company is at a loss to explain, was dropped from the final version.

Comment 2:

Item 16A. Exhibits Exhibit 23.1, page II-4

2.	Please file an updated consent letter from PWR CPA, LLP that has a current date.

Response:

The updated consent letter has been filed. The Company has also filed an updated consent letter for Victor Mokuolu, CPA PLLC.

________________

The amendment also contains updates of certain dates and the correction of a typographical error.

In light of the few and uncomplicated changes that have been made in this amendment, the Company requests that they be reviewed expeditiously.

Please contact me if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Barry J. Miller